Exhibit 1.6

For More Information:

Investor Relations Craig Celek CDC Corporation 212-661-2160 craig.celek@cdccorporation.net	Media Relations Scot McLeod CDC Corporation 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Games Celebrates First Anniversary of Its Leading Online Game Yulgang

Number of Registered Players Exceed 30 million

[Atlanta, Beijing, July 27, 2006] CDC Games, a wholly owned subsidiary of China.com Inc, a business unit of CDC Corporation (NASDAQ: CHINA), today celebrated the first anniversary of its leading online game Yulgang. The game pioneered the free-to-play business model for online games in China and has over 30 million registered users with peak concurrent users exceeding 330,000.

Yulgang’s popularity can be attributed to its superior graphics, interesting and loveable characters, and compelling game play. The game emphasizes and rewards emotion and intelligence on the part of the characters and encourages cooperation and teamwork between the players. CDC Games and Yulgang was awarded “The Top 10 Game Provider Award” at the annual conference of the game industry in China, “The Top 10 Net Game of 2005 Award”, “Best Free Net Game of 2005 Award”, and “Best Anti-Cheating Net Game of 2006 Award”.

As part of the anniversary celebrations, CDC Games in conjunction with China Dream, one of the most popular TV shows in China, hosted a party for over 1,000 players of Yulgang and other leading figures of the game industry at the aquarium of the Beijing Park Zoo. The audience was treated to exciting performances by many of the show’s popular singers. This was the first time China Dream has cooperated with an online game company and the performers of the show was thrilled with the enthusiastic response of the audience.

Luo Yongjuan, a leading performer from China Dream said she was surprised but elated at the overwhelming enthusiasm and excitement of the crowd to her performance. She expressed that while she was not a serious “gamer” she enjoyed playing Yulgang and it was an unforgettable experience to celebrate the first anniversary of Yulgang with so many friendly and passionate gamers.

“We’re very proud of Yulgang’s excellent performance in its first year of operation,” said Dr. Xiaowei Chen, CFO of China.com Inc. “Its popularity shows that our free-to-play business model is the way of the future for online games in China and we will continue to build on our success by launching additional games in the coming months”.

About CDC Games

CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc.

About China.com Inc.

China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website: www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability of CDC Games to continue the success of Yulgang, the ability of CDC Games to acquire additional online games, the success of any future online games launched by CDC Games, the ability of China.com Inc to grow its online game business both organically and through targeted acquisitions; the ability to realize strategic objectives by taking advantage of market opportunities; the ability to make changes in business strategy, development plans and product offerings; and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

###